Exhibit 99.1

ASML Successfully Places Eurobond Offerings for EUR 1.5 Billion

VELDHOVEN, the Netherlands, 4 July 2016 – ASML Holding N.V. (ASML) today announces that it has successfully placed two Eurobond offerings for an aggregate amount of EUR 1.5 billion Senior Notes, consisting of EUR 500 million of bonds due 2022 and EUR 1.0 billion of bonds due 2026. The transaction is expected to settle on 7 July 2016.

ASML expects to use the net proceeds from this offering to fund acquisitions, including the partial funding of the acquisition of HMI, for capital structure optimization, including for an acceleration of share buybacks under its existing program, and for general corporate purposes.

The Senior Notes due in 2022 have an issue price of 99.672 percent and a coupon of 0.625 percent. The Senior Notes due in 2026 have an issue price of 99.288 percent and a coupon of 1.375 percent.

The bonds discussed in this press release have not been, and will not be registered under the U.S. Securities Act 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML’s guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ close to 15,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com